UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 000-53776

China Metro-Rural Holdings Limited

(Translation of registrant’s name into English)

Suite 2208, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On June 1, 2011, the Company issued a press release announcing the appointment of a new President and Chief Financial Officer. A copy of the press release is furnished as Exhibit 99.1 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2011		CHINA METRO-RURAL HOLDINGS LIMITED

	By	/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Vice Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated June 1, 2011.